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Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: ISE Gemini, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box): 60 Broad Street 26th Floor New York, NY 10004
3. Provide the applicant's mailing address (if different):

SEC Mail Processing Section JAN 14 2016 Washington DC 404

4. Provide the applicant's business telephone and facsimile number:
   212 943-2400 (Telephone) 212 509-3955 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Ronan Cahill (Name) Senior Legal and Regulatory Associate (Title) 212-897-5152 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Michael Simon
   60 Broad Street
   New York NY 10004



16018602

7. Provide the date applicant's fiscal year ends: December 31, 2014
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 05/30/2012 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware LLC Act 6 Del C section 18-101

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 1/12/16 (MM/DD/YY) ISE Gemini LLC (Name of applicant)

By: [signature] (Signature) Ronan Cahill Legal Associate (Printed Name and Title)

Subscribed and sworn before me this 12 day of January (Month), 2016 (Year) by Eleonor Grecco (Notary Public)

My Commission expires 12/4/2018 County of New York State of New York


ELEONOR GNECCO
Notary Public - State of New York
NO. 01GN6082263
Qualified in New York County
My Commission Expires Dec 4, 2018

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Exhibit C

International Securities Exchange, LLC

Jeffery Tessler, Member of the Executive Board at Deutsche Boerse AG, joined the Board of Directors & the Finance & Audit Committee effective January 1, 2016

Hauke Stars, Chief Information Officer, Deutsche Börse AG Director since June 4, 2009, retired from the Board of Directors & Corporate Governance Committee

Exhibit J

The following are changes to directors and members of standing committees.

Jeffery Tessler, Member of the Executive Board at Deutsche Boerse AG, joined the Board of Directors & the Finance & Audit Committee effective January 1, 2016

Hauke Stars, Chief Information Officer, Deutsche Börse AG Director since June 4, 2009, retired from the Board of Directors & Corporate Governance Committee



January 9, 2016

VIA FEDERAL EXPRESS

Chris Grobbel
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street NE
Mail Stop 6628
Washington, DC 20549

Re: ISE Gemini, LLC
SEC Rule 6a-2 and 6a-3 Materials

Dear Mr. Grobbel:

Pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934, this is an update of the ISE Gemini, LLC's ("ISE Gemini" or "Exchange") Form 1.

In addition, pursuant to Rule 6a-3(a), within the last 10 days, ISE Gemini issued or has made available certain material to its members, participants or subscribers. The material can be found at the following locations on ISE Gemini's website:

Options
New Listings:
http://ise.com/newlistings
Delistings:
http://ise.com/delistings
Expiration Notices:
http://ise.com/expirationnotices
Series Additions/Deletions:
http://ise.com/serieslist
Market Information Circulars:
http://ise.com/mics

Index Options
Recent Index Changes:
http://ise.com/newlistings
Index Settlement Values:
http://www.ise.com/options/products-traded/index-settlement-values

Legal & Regulatory
Regulatory Information Circulars:
http://www.ise.com/rics
Rules:
http://www.ise.com/rules

Marketing Material

Press Releases:

http://www.ise.com/press-room/press-releases/

Publications:

http://www.ise.com/publications

Corporate

Board Members:

http://www.ise.com/about-ise/board-of-directors/

Constitution:

http://www.ise.com/media/92473/Constitution-of-Topaz-Exchange-31-Jul-13-name-change-to-ISE-Gemini-.pdf

LLC Agreement:

http://www.ise.com/media/103279/Executed-Second-Amended-and-Restated-LLC-Agreement-18-Dec-2014-.pdf

Exchange Officers:

http://www.ise.com/about-ise/management-team/

Members

List of ISE Members:

http://www.ise.com/options/membership/exchange-members/

Transactional Volume

Volume Report

http://www.ise.com/options/exchange-data/

If you have any questions on these materials, please do not hesitate to contact me at (212) 897-8152.

Sincerely,



Ronan Cahill
Senior Legal & Regulatory Associate

60 Broad Street, New York, NY 10004 TEL 212 943 2400 FAX 212 425 4926 www.ise.com